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MCN ENERGY ENTERPRISES INC. AND SUBSIDIARIES                        EXHIBIT 12.2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)
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
                                                 TWELVE MONTHS            TWELVE MONTHS            TWELVE MONTHS
                                                     ENDED                    ENDED                    ENDED
                                               DECEMBER 31, 1999        DECEMBER 31, 1998        DECEMBER 31, 1997
                                               -----------------        -----------------        -----------------
EARNINGS AS DEFINED(1)
Pre-tax income (loss)(2)(4)(5)                 $        (212,382)       $        (604,240)       $          37,929
Fixed charges(3)                                          96,007                   92,822                   65,891
                                               -----------------        -----------------        -----------------
   Earnings as defined                         $        (116,375)       $        (511,418)       $         103,820
                                               =================        =================        =================

FIXED CHARGES AS DEFINED (1)
Interest, expensed                             $          94,236        $          90,451        $          64,434
Interest, capitalized                                      6,408                   15,239                   15,002
Amortization of debt discounts, premium
   and expense                                             1,607                    1,915                    1,183
Interest implicit in rentals                                 164                      456                      274
                                               -----------------        -----------------        -----------------
   Fixed charges as defined                    $         102,415        $         108,061        $          80,893
                                               =================        =================        =================
Ratio of Earnings to Fixed Charges                                                                            1.28
                                                                                                 =================
Coverage Deficiency(6)(7)                      $         218,790        $         619,479
                                               =================        =================
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(1) Earnings and fixed charges are defined and computed in accordance with Item
    503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income (loss) of MCN Energy Enterprises Inc., (MCNEE) and its majority-owned subsidiaries, (b) MCNEE's share of pre-tax income of its 50% owned companies and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period.

(4) For the twelve-month period ended December 31, 1999, MCNEE recorded several unusual charges, consisting of property write-downs, investment and contract losses, loss on sale of properties and merger costs totaling $160,282,000 pre-tax ($104,184,000 net of taxes).

(5) For the twelve-month period ended December 31, 1998, MCNEE recorded several unusual charges, consisting of property write-downs, investment loss and restructuring charges, totaling $564,984,000 pre-tax ($367,239,000 net of taxes).

(6) Earnings for the twelve-month period ended December 31, 1999, were not adequate to cover fixed charges. The amount of the coverage deficiency was $218,790,000. The amount of the coverage deficiency excluding unusual charges would have been $58,508,000.

(7) Earnings for the twelve-month period ended December 31, 1998, were not adequate to cover fixed charges. The amount of the coverage deficiency was $619,479,000. The amount of the coverage deficiency excluding unusual charges would have been $54,495,000.